                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)
[X] Annual Report Pursuant to Section 15(d) of the Securities
    Exchange Act of 1934

    For the fiscal year ended December 31, 1999

[ ] Transition Report Pursuant to Section 15(d) of the Securities
    Exchange Act of 1934

    For the transition period from       to
                                   -----   -----

Commission File Number: 0-20842


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    TRO LEARNING, INC. SAVINGS/RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    PLATO Learning, Inc.
    1721 Moon Lake Boulevard
    Suite 555
    Hoffman Estates, IL  60194


This document contains 12 pages.


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                                      INDEX

Report of Independent Public Accountants.......................................3

Statements of Net Assets Available for Benefits
  as of December 31, 1999 and 1998.............................................4

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1999.........................................5

Notes to Financial Statements and Schedule.....................................6

Consent of Independent Public Accountants.....................................10

Schedule of Assets Held for Investment
   Purposes at End of Year as of December 31, 1999............................11

Signatures....................................................................12


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








REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Plan Administrator of the
TRO Learning, Inc. Savings/Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the TRO LEARNING, INC. SAVINGS/RETIREMENT PLAN as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Arthur Andersen LLP

Chicago, Illinois
June 20, 2000

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






                               TRO LEARNING, INC.
                             SAVINGS/RETIREMENT PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1999 AND 1998

          (EMPLOYER IDENTIFICATION NUMBER 41-1646390, PLAN NUMBER 001)


                                                              1999              1998
                                                              ----              ----


INVESTMENTS (Note 2):
    Scudder Cash Investment Trust                         $  223,188        $  282,869
    Scudder Income Fund                                      238,905           292,426
    Scudder Growth & Income Fund                           1,312,320         1,365,667
    Scudder Large Company Value Fund                         957,337           920,559
    Scudder Global Fund                                      501,574           470,725
    Scudder Global Discovery Fund                            494,444           313,010
    Scudder International Fund                               190,812            75,296
    Scudder Pathway Series--Balanced Fund                    340,554           235,004
    Scudder Stable Value Fund                                 85,791                 -
    TRO Learning, Inc. Company Stock                         437,000           569,411
    American Century Ultra Fund                            1,072,935           436,281
    Participant loans                                         69,689            19,768
                                                          ----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS                         $5,924,549        $4,981,016
                                                          ==========        ==========



        The accompanying notes are an integral part of these statements.



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




                               TRO LEARNING, INC.
                             SAVINGS/RETIREMENT PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

          (EMPLOYER IDENTIFICATION NUMBER 41-1646390, PLAN NUMBER 001)



ADDITIONS:
    Participant contributions                                       $   995,768
    Company contributions                                                58,620
    Net appreciation in fair value of investments                       293,464
    Interest and dividend income                                        314,091
                                                                    ------------
                     Total additions                                  1,661,943


DEDUCTIONS:
    Benefits paid                                                      (718,410)
                                                                     -----------
                     Net increase                                       943,533


NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                                 4,981,016
                                                                     -----------
    End of year                                                      $5,924,549
                                                                     ==========


         The accompanying notes are an integral part of this statement.



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



                               TRO LEARNING, INC.
                             SAVINGS/RETIREMENT PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998

          (EMPLOYER IDENTIFICATION NUMBER 41-1646390, PLAN NUMBER 001)



1.    DESCRIPTION OF PLAN

      A brief description of the TRO Learning, Inc. (the "Company") Savings/Retirement Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL

      The Plan is a defined contribution plan covering all eligible employees of the Company. Employees of the Company must complete 90 days of service to be eligible to participate. The Company utilizes Scudder Trust Company as the Plan's investment manager, asset custodian and record keeper.

      The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      CONTRIBUTIONS

      Participants may contribute up to 20% of their compensation, up to a maximum dollar amount which was $10,000 in 1999 and 1998. These contributions are deducted from participants' salaries before income taxes are withheld. The Company may also make profit-sharing contributions to the Plan at its discretion. Any such amount must be designated by Company resolution. The Company made a profit-sharing contribution of $58,620 and $0 in 1999 and 1998, respectively.

      PARTICIPANT ACCOUNTS

      Individual participant accounts are maintained by Scudder Trust Company. Each participant's account is credited with the participant's contribution, Plan earnings and an allocation of the Company's contribution. Allocations are based on participant earnings, account balances or as determined by the Company.

      VESTING

      Participants are immediately vested in their salary deferral contribution accounts plus actual earnings thereon.


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      Participants vest in their discretionary Company contribution account based on the following schedule:




                                               VESTED
                 YEARS OF SERVICE            PERCENTAGE
                 ----------------            ----------
                 Less than 1 year                 0%
                 1 year but less than 2          20
                 2 years but less than 3         40
                 3 years but less than 4         60
                 4 years but less than 5         80
                 5 years or more                100
                                                ===


      A participant will also become fully vested upon permanent disability or attainment of normal or early retirement as defined in the Plan.

      Forfeitures are used to reduce future contributions made by the Company. There were no forfeitures at December 31, 1999 and 1998.

      BENEFIT PAYMENTS

      On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments over a specified time. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

      LOANS

      Participants may borrow from the Plan, as defined in the Plan agreement, subject to appropriate limitations. The rate of interest will be the current prime rate plus 1%. The terms of all such loans are set by the Company and the maximum payment term is generally five years.

      INVESTMENT OPTIONS

      The Plan offers 11 different investment options: 9 mutual funds, a common and collective trust fund and a Company stock fund. Per the Plan agreement, a maximum of 30% of a participant's account balance can be allocated to Company stock. Plan participants direct the investment of their accounts into these 11 options.

      TRUSTEES

      The trustees of the Plan during 1999 and 1998 were William R. Roach, John Murray and Patricia Hawver, officers of the Company.



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2.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The accompanying financial statements have been prepared using the accrual basis of accounting.

      USE OF ESTIMATES

      The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

      VALUATION OF INVESTMENTS AND INCOME RECOGNITION

      Except for the Stable Value Fund, Plan investments are stated at fair value as determined by quoted market prices.

      The Stable Value Fund is recorded at contract value because it is fully benefit responsive. The contract value represents the principal balance of the investment contract, plus accrued interest at the stated contract rate, less withdrawals and administrative expenses. The fair value of the investment contract approximates contract value as of December 31, 1999. The average yield and crediting interest rates were approximately 6.7% as of December 31, 1999.

      The increase (decrease) in unrealized appreciation (depreciation) of investments and realized gain (loss) on sale of investments are determined based on an average cost basis of the assets. The average cost basis is composed of the market values of assets: (a) on hand at the beginning of the year rather than the original cost at the time of purchase and (b) values on the date of purchase during the year.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

      During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $293,464 as follows:

                    Mutual funds                     $493,162
                    Common stock                     (199,698)
                                                     --------
                                                     $293,464
                                                     ========


      ADMINISTRATIVE EXPENSES

      All administrative expenses are paid by the Company.

      PAYMENT OF BENEFITS

      Benefits are recorded when paid.


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


3.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


4.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated January 12, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


5.    ADOPTION OF STATEMENT OF POSITION 99-3

      The Accounting Standards Executive Committee issued Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. SOP 99-3 was adopted for the 1999 financial statements and, as such, the 1998 financial statements have been revised to eliminate the participant-directed fund investment program disclosures.


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










CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS






As independent public accountants, we hereby consent to the incorporation of our report, included in this Form 11-K, into TRO Learning, Inc.'s previously filed Registration Statement File No. 33-30963.







Arthur Andersen LLP

Chicago, Illinois
June 23, 2000


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




                               TRO LEARNING, INC.
                             SAVINGS/RETIREMENT PLAN


         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                             AS OF DECEMBER 31, 1999

          (EMPLOYER IDENTIFICATION NUMBER 41-1646390, PLAN NUMBER 001)



                                                                      CURRENT
                   DESCRIPTION OF INVESTMENT                           VALUE
          --------------------------------------------------         -----------

          MUTUAL FUNDS:
           *Scudder-
               Cash Investment Trust                                 $   223,188
               Income Fund                                               238,905
               Growth & Income Fund                                    1,312,320
               Large Company Value Fund                                  957,337
               Global Fund                                               501,574
               Global Discovery Fund                                     494,444
               International Fund                                        190,812
               Pathway Series--Balanced Fund                             340,554
           American Century Ultra Fund                                 1,072,935


          COMMON AND COLLECTIVE TRUST FUND:
            *Scudder Stable Value Fund                                    85,791

          *TRO LEARNING, INC. COMPANY STOCK                              437,000

          *PARTICIPANT LOANS (interest rate at 7%)                        69,689
                                                                     -----------
                                                                     $ 5,924,549
                                                                     ===========



                         *Represents party-in-interest.




          The accompanying notes are an integral part of this schedule.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on June 26, 2000.

TRO LEARNING, INC. SAVINGS/RETIREMENT PLAN

By: /s/ John Murray
    ---------------
    Trustee




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